Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile Inc. Closes US$13MM Private Placement Led by Phoenix Fund

Vancouver, BC – January 4, 2021 – Siyata Mobile Inc. (NasdaqCM: SYTA, SYTAW) (“Siyata” or the “Company”) is pleased to announce that it has closed a private placement in Israel and Canada of 129,450 units of the Company (the “Units”) at a price of US$100 per Unit for aggregate gross proceeds of US$12,945,000 (the “Offering”). Each Unit consisted of ten common shares of the Company (the “Shares”) and ten common share purchase warrants (each, a “Warrant”). Each Warrant entitles the holder thereof to acquire an additional common share of the Company at a price of US$11.50 for a period of 42 months from the date of issuance (the “Warrants”).

The Offering was led by Phoenix Insurance Investment Fund, a leading Israeli institutional fund with assets under management of over US$60B.

Marc Seelenfreund, CEO of Siyata, commented, “Phoenix is a top tier investment fund and we believe that it is a huge milestone for Siyata to have them as a major shareholder. We enter 2021 with a strong balance sheet and a growing pipeline of large scale opportunities across all segments of our business. Additionally, we believe that there is great potential to acquire revenue generating businesses that are highly complementary to our existing portfolio of innovative cellular devices for first responders and enterprises which we will aggressively pursue in 2021.”

Orion Underwriting and Issuances Ltd. served as the Company’s Israeli placement agent for the offering. In connection with the Offering, the Company paid cash commissions totaling US$652,250 and issued 64,725 broker warrants (the “Broker Warrants”). Each broker warrant entitles the holder thereof to acquire one common share of the Company at a price of US$11.50 for a period of 42 months from the date of issuance.

The offer and sale of the securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in the United States.

About Siyata

Siyata Mobile Inc. is a Business-to-Business (B2B) global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives.

Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants under “SYTAW”.

Visit siyatamobile.com and unidencellular.com/ to learn more.

On Behalf of the Board of Directors of:

SIYATA MOBILE INC.

Marc Seelenfreund

CEO

Investor Relations:

Trevor Brucato, Managing Director

RBMG (RB Milestone Group LLC)

syta@rbmilestone.com

Sales Department:

Glenn Kennedy, VP Sales

Siyata Mobile Inc.

416-892-1823

glenn_kennedy@siyatamobile.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Siyata is using forward-looking statements in this press release when it discusses its belief that it is a huge milestone for Siyata to have Phoenix Fund as a major shareholder, that it has a growing pipeline of large scale opportunities across all segments of its business and that it believe there is great potential to acquire revenue generating businesses that are highly complementary to our existing portfolio of innovative cellular devices for first responders and enterprises which it will aggressively pursue in 2021.Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.